Filed by ChoiceOne Financial Services

Commission File Number: 000-19202

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Community Shores Bank Corporation

For Immediate Release

Community Shores Bank Corporation Extends Deadline to Return Election Form for ChoiceOne Merger Consideration

MUSKEGON, Mich., June 2, 2020 – Community Shores Bank Corporation (OTC: CSHB) (“Community Shores”), the parent company of Community Shores Bank, announced today that the deadline for shareholders to return the election form in connection with its pending merger with ChoiceOne Financial Services, Inc. (“ChoiceOne”) will be extended to 11:59 p.m. eastern time on June 24, 2020. The election form allows CSHB shareholders to select the form of consideration they wish to receive in exchange for their shares of CSHB common stock upon completion of the merger, subject to the terms and conditions of the Merger Agreement and the Stock/Cash Election Form and Letter of Transmittal. The original deadline for receipt of the election form was scheduled for 11:59 p.m. eastern time on June 16, 2020. However, due to mailing delays associated with the COVID-19 pandemic, Community Shores is extending the deadline to allow shareholders additional time to return the election form.

Heather Brolick, President and CEO of Community Shores Bank commented, “We are pleased with the progress we are making toward completing our merger with ChoiceOne and are looking forward to our shareholder meeting to be held on June 17, 2020. We believe that by extending this deadline for return of the election form, we will give our shareholders increased opportunity to express their preference on the form of merger consideration, without extending the overall timeline for closing of the transaction.”

Subject to obtaining approval from Community Shores’ shareholders and the satisfaction of other customary closing conditions, the merger is expected to be effective on July 1, 2020.

About ChoiceOne

ChoiceOne Financial Services, Inc. is a financial holding company headquartered in Sparta, Michigan and the parent corporation of ChoiceOne Bank. Member FDIC. ChoiceOne Bank operates 29 offices across Michigan – 15 offices in parts of Lapeer, Macomb and St. Clair counties and 14 offices in parts of Kent, Ottawa, Muskegon, and Newaygo counties. ChoiceOne Bank offers insurance and investment products through its subsidiary, ChoiceOne Insurance Agencies, Inc. ChoiceOne Financial Services, Inc. common stock is quoted on the Nasdaq Capital Market under the symbol “COFS.” For more information, please visit Investor Relations at ChoiceOne’s website at choiceone.com.

About Community Shores Bank Corporation

Community Shores Bank Corporation is the bank holding company of Community Shores Bank, the only independent community bank with headquarters in Muskegon, Michigan. The bank serves businesses and consumers in the western Michigan counties of Muskegon and Ottawa from four branch offices.

Forward-Looking Statements

This release may contain forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “predicts,” “projects,” “may,” “could,” “look forward,” “continue”, “future” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements reflect current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, neither ChoiceOne nor Community Shores undertake any obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following:

•	the impacts of the COVID-19 pandemic;
•	the failure of Community Shores to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where ChoiceOne and Community Shores do business, or as a result of other unexpected factors or events;
•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; and
•	the outcome of any legal proceedings that may be instituted against ChoiceOne or Community Shores.

Additional risk factors include, but are not limited to, the risk factors described in ChoiceOne Financial Services, Inc.’s Registration Statement on Form S-4 (file no. 333-237227), Item 1A in ChoiceOne Financial Services, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019 and in Item 1A in ChoiceOne Financial Service, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between ChoiceOne and Community Shores. In connection with the proposed merger, ChoiceOne has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, that includes the Proxy Statement of Community Shores and a Prospectus of ChoiceOne, as well as other relevant documents regarding the proposed transaction, which was declared effective as of May 1, 2020. A definitive Proxy Statement/Prospectus has also been sent to Community Shores shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ChoiceOne and Community Shores, may be obtained at the SEC’s Internet site http://www.sec.gov. You may obtain these documents, free of charge, from ChoiceOne by accessing ChoiceOne’s website at http://www.choiceone.com (which website is not incorporated herein by reference) or from Community Shores by accessing Community Shores' website at http://www.communityshores.com (which website is not incorporated herein by reference). Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to ChoiceOne, 109 East Division Street, Post Office Box 186, Sparta, Michigan 49345, Attention: Mr. Thomas L. Lampen, or by calling 616-887-7366, or to Community Shores, 1030 West Norton Avenue Muskegon, Michigan 49441, Attention: Ms. Heather Brolick, or by calling 231-780-1845.

Participants in Solicitation

Community Shores and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Community Shores shareholders in respect of the transaction described in the Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Contacts

ChoiceOne Financial Services, Inc.

Kelly Potes

Chief Executive Officer

616-887-7366

kpotes@choiceone.com

Michael Burke, Jr.

President

810.664.2977

Michael.burke@choiceone.com

Community Shores Bank Corporation

Heather Brolick

President & CEO

Community Shores Bank

231-780-1845

hbrolick@communityshores.com